As filed with the Securities and Exchange Commission on December 15, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GETTY IMAGES, INC.

(Name of Subject Company (Issuer))

GETTY IMAGES, INC., as Issuer

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

0.5% Convertible Subordinated Debentures due 2023

(Title of Class of Securities)

374276 AF 0 and 374276 AG 8

(CUSIP Number of Class of Securities)

Jeffrey L. Beyle, Esq.

SVP and General Counsel

Getty Images, Inc.

601 N. 34th Street

Seattle, Washington 98103

(206) 925-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Craig W. Adas, Esq. Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, California 94065 (650) 802-3000	John M. Brandow, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation (1) $264,668,750	Amount of Filing Fee (2) $33,534

(1)	This tender offer statement relates to the exchange by Getty Images, Inc. of an aggregate of up to $265,000,000 aggregate principal amount of its 0.5% Convertible Subordinated Debentures, Series B due 2023 plus up to $331,250 in cash ($1.25 per $1,000 principal amount) for $265,000,000 aggregate principal amount of its currently outstanding 0.5% Convertible Subordinated Debentures due 2023. Pursuant to Rule 457(f)(2) and 457(f)(3) under the Securities Act of 1933, this amount is the book value as of November 15, 2004 of the maximum amount of the currently outstanding 0.5% Convertible Subordinated Debentures due 2023 that may be received by the Registrant from tendering holders, minus $331,250, the maximum amount of cash to be paid by the Registrant.
(2)	Registration fee previously paid in connection with the Registrant’s Registration Statement on Form S-4 filed November 1, 2004.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $ 33,534
Form or Registration No.: Form S-4 (File No. 333-120122)
Filing party: Getty Images, Inc.
Date filed: November 1, 2004
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introduction

This Amendment No. 4 to Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Getty Images, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) up to $265,000,000 aggregate principal amount of its 0.5% Convertible Subordinated Debentures, Series B due 2023 (the “New Debentures”) and cash ($1.25 per $1,000 principal amount) for any and all of the $265,000,000 aggregate principal amount of its currently outstanding 0.5% Convertible Subordinated Debentures due 2023 (the “Outstanding Debentures”), upon the terms and subject to the conditions set forth in the Company’s prospectus (the “Prospectus”), filed with the Securities and Exchange Commission on December 15, 2004, and the related Letter of Transmittal for the Exchange Offer (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(i) to this Schedule TO, respectively.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b) Other Material Information. On December 15, 2004, the Company issued a press release announcing the final results of the Exchange Offer, which expired at midnight, New York City time, on Tuesday, December 14, 2004. A copy of the press release is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Registration Statement).

(a)(1)(ii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 of the Registration Statement).

(a)(1)(iv)	Form of Letter to Clients (incorporated by reference to Exhibit 99.4 of the Registration Statement).

(a)(4)	Prospectus, dated December 15, 2004, filed by the Company pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on December 15, 2004 (incorporated herein by reference).

(a)(5)	Press Release issued November 1, 2004 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(6)	Press Release issued November 16, 2004 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(7)	Press Release issued November 30, 2004 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(8)	Press Release issued December 15, 2004 (announcing the results of the Exchange Offer).

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinion of Weil, Gotshal & Manges LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GETTY IMAGES, INC.

/s/ ELIZABETH J. HUEBNER
Name:	Elizabeth J. Huebner
Title:	Senior Vice President and Chief Financial Officer

Date: December 15, 2004